SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), in compliance with the provisions of CVM Instruction 358 of January 3, 2002, as amended, hereby informs its shareholders and the market in general, based on information provided by Banco Santander (Brasil) S.A. ("Santander" or “Leader Coordinator”), of the closing of the public offering with restricted selling efforts of the second issue of unsecured type non-convertible in shares,  in four series, issued pursuant to CVM Instruction 476, of January 16, 2009, as amended ("CVM Instruction 476") (the "Issuance" or "Offer"). The Issuance was rated Rating "Br.AAA" by S&P Global Ratings. Santander acted as the Lead Manager for the issuance.

The net funds raised by ELETROBRAS through the issuance of the First, Second and Third Series debentures will be used to refinance the Issuer's liabilities, including, but not limited to, the settlement of the US$ 1,000,000.00 (1 Billion US Dollars) with maturity for July 2019 and cash reinforcement. In relation to funds raised by infrastructure debentures (Fourth Series), these will be used for future payments or reimbursement of expenses or debts related to the implementation of the Priority Projects of the Angra 3 Thermonuclear Power Plant and the Belo Monte Hydroelectric Plant (Norte Energia S/A).

5,000,000 (five million) Debentures were issued, with a nominal unit value of R$ 1,000.00 (one thousand reais) on the date of emission, on April 25, 2019, of which: (i) 1,100,000 (one million and one hundred thousand) of Debentures of the first series ("Debentures of the First Series"); (ii) 2,200,000 (two million and two hundred thousand) Debentures of the second series ("Second Series Debentures"); (iii) 1,000,000 (one million) of Debentures of the third series ("Debentures of the Third Series", these, together with the Debentures of the First Series and the Debentures of the Second Series, "Debentures Not Encouraged"); and (iv) 700,000 (seven hundred thousand) of the fourth series Debentures ("Fourth Series Debentures" or "Incentive Debentures"). The operation was distributed under a mixed regime of firm distribution efforts.

The Debentures of each series will have the payment dates set out below, with interest being calculated in accordance with the following terms:

(i) Remuneration Interest on First Series of Debentures: On the Unit Nominal Value of the First Series of Debentures or the balance of the Unit Par Value of the First Series of Debentures, interest will be payable corresponding to 100.00% (one hundred percent) of the accumulated variation of average daily rates of one-day interbank deposits, "over extra-group", expressed as an annual percentage based on a year of 252 (two hundred and fifty-two) Business Days and disclosed daily by B3 S.A. on its website (http://www.b3.com.br) (the "DI Rate"), plus a spread of 0.70% (seventy hundredths percent) per year, based on a year of 252 (two hundred and fifty-two) Business Days, calculated in accordance with the provisions of the Issue Deed.

Term and Maturity Date of the Debentures of the First Series: the maturity shall be 3 (three) years, counted from the Issue Date, maturing, therefore, on April 25, 2022.

Amortization of the Unit Face Value: will be amortized in a single installment on the Maturity Date of the First Series Debentures.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

(ii) Remuneration Interest on Second Series of Debentures: On the Unit Nominal Value of the Second Series of Debentures or the Unit Nominal Value of the Second Series of Debentures, as the case may be, interest will be payable corresponding to 100.00% (one hundred percent) of the accumulated variation of the DI Rate, plus a spread of 1.00% (one percent) per year, basis 252 (two hundred and fifty-two) Business Days, calculated in the form of the Deed of Issue.

Term and Maturity Date of the Debentures of the Second Series: the maturity shall be 5 (five) years, counted from the Issue Date, maturing, therefore, on April 25, 2024.

Amortization of the Unit Face Value: will be amortized in a single installment on the Maturity Date of the Second Series Debentures.

(iii) Remuneration Interest on Third Series of Debentures: Regarding the Unit Nominal Value of the Third Series of Debentures or the Unit Nominal Value of the Debentures of the Third Series, interest will be payable corresponding to 100.00% (one hundred percent) of the accumulated variation of the DI Rate, plus a spread of 1.20% (one hundred and twenty hundredths percent) per year, basis 252 (two hundred and fifty-two) Business Days calculated in the form of the Indenture. calculated in accordance with the provisions of the Issue Deed.

Maturity Date of Third Series of Debentures: Term and Expiration Date of the Debentures of the Third Series: the maturity shall be 7 (seven) years, counted from the Issue Date, maturing, therefore, on April 25, 2026

Amortization of the Unit Face Value: will be amortized in a single installment on the Maturity Date of the Debentures of the Third Series.

(iv) Remuneration Interest on Fourth Series of Debentures: Regarding the Unit Nominal Value1 of the Fourth Series of  Debentures will bear interest equivalent to 5.1814% (five point one thousand eight hundred and fourteen tenths of a thousandths percent) per year, basis 252 (two hundred and fifty-two) Business Days calculated in the form of the Deed of Issue.

Term and Expiration Date of the Debentures of the Fourth Series: the maturity shall be 10 (ten) years and 20 (twenty) days, counted from the Issue Date, thus maturing on May 15, 2029.

Amortization of the Restated Nominal Value: will be amortized in 3 (three) installments, with payments occurring on May 15, 2027, May 15, 2028 and the last, on the Maturity Date of the Fourth Series Debentures.

1The Unit Nominal Value of the Debentures of the Fourth Series or the balance of the Nominal Unit Value of the Debentures of the Fourth Series, as the case may be, will be updated by the accumulated variation of the National Extended Consumer Price Index ("IPCA"), ("IBGE"), from the date of the first payment of the Debentures of the Fourth Series up to the date of their effective payment ("Monetary Update"), the product of the Monetary Update being automatically incorporated into the Debentures Unit Nominal Value of the Fourth Series or, as the case may be, the balance of the Nominal Unit Value of the Fourth Series Debentures ("Updated Face Value of Fourth Series Debentures"), calculated pro rata temporis per Business Days

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Further information on the Issuance is available in the minutes of the Meeting of the Board of Directors of the Company that approved the Issuance, held on April 25, 2019, and in the "Private Instrument of Deed of the Second Issue of Non-Convertible Debentures in 4 (four) Series, for Public Distribution with Restricted Selling Efforts, of Centrais Elétricas Brasileiras SA - ELETROBRAS ", entered into between the Company and Simplif Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda. on April 25, 2019, as amended on May 15, 2019 and May 16, 2019, which are available at the Company's headquarters and on its website (www.eletrobras.com/ri) and on the CVM's website (cvm.gov.br).

Rio de Janeiro, May 24, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.